Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoint(s) Chaime Orlev and Orna Naveh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Kamada Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2019 Annual General Meeting of Shareholders of the Company to be held on Tuesday, December 24, 2019, at 2:00 p.m. (Israel time), at the offices of the Company, 2 Holzman Street, Weizmann Science Park, Rehovot 7670402, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR ITEMS 2, 3, 4, AND 5 SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR EACH OF ITEM 2 (IF ITEM 4 IS NOT APPROVED AT THE ANNUAL GENERAL MEETING), ITEM 3 AND ITEM 4 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KAMADA LTD.

DECEMBER 24, 2019

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓	Please detach along perforated line and mail in the envelope provided.	↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” EACH OF PROPOSALS 2, 3, 4 AND 5.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

If Proposal 6 is approved by the shareholders at the Meeting, your vote on Proposal 1 and Proposal 1 in its entirety will be deemed cancelled.  If Proposal 6 is not approved by the shareholders at the Meeting, Proposal 1 will be in effect and your vote on Proposal 1 will be counted for purposes of Proposal 1.  See Proxy Statement for additional details.

1.
To re-elect nine directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company.

	FOR	AGAINST	ABSTAIN
Mr. Leon Recanati	☐	☐	☐
Dr. Michael Berelowitz	☐	☐	☐
Mr. Avraham Berger	☐	☐	☐
Mr. Asaf Frumerman	☐	☐	☐
Mr. Jonathan Hahn	☐	☐	☐
Prof. Itzhak Krinsky	☐	☐	☐
Ms. Efrat Makov	☐	☐	☐
Mr. Shmuel (Milky) Rubinstein	☐	☐	☐
Mr. David Tsur	☐	☐	☐

2.	To approve the grant of options to each of the director nominees (other than Mr. Asaf Frumerman), subject to their re-election at the Meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 2? (Please note: if Proposal 4 is not approved, if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 2)

YES	NO
☐	☐

3.	To approve amended compensation terms and a one-time award of equity-based compensation, consisting of options and restricted shares, to Mr. Amir London, the Company’s Chief Executive Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 3)

YES	NO
☐	☐

4.	To approve an amended Compensation Policy for Executive Officers and Compensation Policy for Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 4)

YES	NO
☐	☐

5.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2019 and for such additional period until the next annual general meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

6.	Proposal of Brosh Capital Partners L.P.: To determine that the number of directors to serve as members of the Company’s Board of Directors shall be seven.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________________ Date ______________ Signature of Shareholder________________________ Date ______________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.